Pricing supplement To prospectus dated April 17, 2026, prospectus supplement dated April 17, 2026 and product supplement no. 1-I dated April 17, 2026	Registration Statement Nos. 333-293684 and 333-293684-01 Dated June 9, 2026 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

$4,000,000

Floating Rate Notes Linked to the Consumer Price Index due June 11, 2036

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are designed for investors who seek (i) periodic interest payments that for each Interest Period are linked to the year-over-year change in the Consumer Price Index as determined on the applicable Determination Date plus 2.20%, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum, and (ii) the return of their principal amount at maturity.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest in arrears on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 11th calendar day of each calendar month, beginning on July 11, 2026 to and including the Maturity Date (each, an “Interest Payment Date”), subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Interest Period, a rate per annum equal to the CPI Rate, as determined on the applicable Determination Date, plus 2.20% (the “Spread”), provided that this rate will not be less than the Minimum Interest Rate. Notwithstanding anything to the contrary in the accompanying product supplement, the Interest Rate with respect to each Interest Period will be rounded to 3 decimal places.
Minimum Interest Rate:	0.00% per annum
CPI Rate:

For any Determination Date, the CPI Rate will be calculated as follows:

CPIt-2 - CPIt-14

CPIt-14

where: “CPIt-2” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is two (2) calendar months immediately preceding the calendar month in which that Determination Date falls, which we refer to as the “reference month”; and

“CPIt-14” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is fourteen (14) calendar months immediately preceding the calendar month in which that Determination Date falls.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as displayed on the Bloomberg Professional® service (“Bloomberg”) page “CPURNSA” (or any successor source), as determined by the calculation agent, provided that, if the CPI does not so appear by 3:00 p.m., New York City time, on the applicable Determination Date, then as determined in accordance with the relevant provisions as set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement.
Determination Date:	For each Interest Period, the second business day immediately preceding the beginning of that Interest Period. For example, July 9, 2026 (which is two business days immediately prior to July 11, 2026) is the Determination Date of the CPI Rate with respect to interest due and payable on August 11, 2026. On the July 2026 Determination Date, interest will be based on year-over-year change in CPI between May 2025 and May 2026.
Pricing Date:	June 9, 2026
Original Issue Date:	June 11, 2026, subject to the Business Day Convention (Settlement Date)
Maturity Date:	June 11, 2036, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$2.50	$997.50
Total	$4,000,000	$10,000	$3,990,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $2.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000121390026045203/ea0285802-07_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	46660NCL5

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the year-over-year change in the CPI, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to each Interest Period, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date plus the Spread, provided that this rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL INFLATION PROTECTION — For each Interest Period, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate as determined on the applicable Determination Date plus the Spread, provided that this rate will not be less than the Minimum Interest Rate. In no event will the Interest Rate for any Interest Period be less than the Minimum Interest Rate. However, an investment in the notes may not fully offset any inflation actually experienced by any holder of the notes.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and the section entitled “United States Federal Taxation” in the accompanying prospectus supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

JPMorgan Structured Investments —	PS- 1
Floating Rate Notes Linked to the Consumer Price Index

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to each Interest Period, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date (which is based on the year-over-year change in the level of the CPI) plus the Spread of 2.20%, provided that this rate will not be less than the Minimum Interest Rate. If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, you will receive an interest payment for the applicable Interest Period with an Interest Rate that is less than or equal to the Spread. If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, you will receive an interest payment for the applicable Interest Period with an Interest Rate that is less than the Spread. If the Interest Rate for an Interest Period is equal to the Minimum Interest Rate, which will occur if the CPI Rate on the applicable Determination Date is less than or equal to -2.20% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if the CPI Rate on the Determination Dates for some or all of the Interest Periods is less than or equal to -2.20% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	THE INTEREST RATE ON THE NOTES IS BASED ON THE CPI RATE — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the CPI Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the CPI Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions and public expectations with respect to such factors. These and other factors may have a negative impact on the CPI Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the CPI Rate may be partially offset by other factors. We cannot predict the factors that may cause the CPI Rate, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in the CPI Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest on your notes will be variable and determined based on the CPI Rate plus the Spread, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and

JPMorgan Structured Investments —	PS- 2
Floating Rate Notes Linked to the Consumer Price Index

JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

The Determination Date of the CPI Rate with respect to interest due and payable on January 11, 2027 is December 11, 2026 (which is two business days immediately prior to December 11, 2026). On the December 2026 Determination Date, interest will be based on year-over-year change in CPI between October 2025 and October 2026. Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The calculation agent has determined the CPI level for October 2025 to be 325.604 for purposes of determining interest due and payable on January 11, 2027 in its sole discretion, taking into account all available information that it considers relevant. The CPI level for October 2025 determined by the calculation agent may differ from the CPI level for October 2025 that would have been reported had publication occurred as scheduled, or from any CPI level that may be published subsequently. The calculation agent is under no obligation to consider your interests as a holder of the notes in making any determinations in connection with determining the CPI level for October 2025. Interest due and payable on January 11, 2027 and the return on and value of the notes may be adversely affected by such determination. See “— Risks Relating to the CPI Rate — The CPI May Not Be Published by the BLS for a Given Month, in Which Case the CPI for That Month Will Be Determined by the Calculation Agent in Its Sole Discretion” below.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, the estimated cost of hedging our obligations under the notes through one or more of our affiliates and the fees, if any, paid for third-party electronic platform services. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. This secondary market price will also be affected by a number of factors aside from the agent’s commission, the hedging costs and the fees, if any, paid for third-party electronic platform services, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the CPI;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	fluctuations in the prices of various consumer goods and services and energy resources;
•	inflation and expectations concerning inflation; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the CPI Rate

•	THE CPI AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE — The CPI is calculated by the BLS. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payable with respect to the notes. Accordingly, the amount of interest payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the notes and that substitution may adversely affect the value of the notes.
•	THE INTEREST RATE ON THE NOTES MAY NOT REFLECT ACTUAL LEVELS OF INFLATION AFFECTING HOLDERS OF THE NOTES — The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the notes. Further, the CPI Rate for any Interest Period is based on the lagging percentage change in the level of the CPI over a specified period. Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by any holder of the notes.
•	THE CPI MAY NOT BE PUBLISHED BY THE BLS FOR A GIVEN MONTH, IN WHICH CASE THE CPI FOR THAT MONTH WILL BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION — The CPI is published by the BLS. In certain circumstances, including as a result of government shutdowns or other disruptions, the CPI for a particular month may not be published by the BLS. If the CPI for any relevant month is not published by the BLS, the calculation agent will determine the CPI for that month in its sole discretion, taking into account all available information that it considers relevant. For example, the Determination Date of the CPI Rate with respect to interest due and payable on January 11, 2027 is December 9, 2026 (which is two business days immediately prior to December 11, 2026). On the December 2026 Determination Date, interest will be based on year-over-year change in CPI between October 2025 and October 2026. Due to the 2025 federal government

JPMorgan Structured Investments —	PS- 3
Floating Rate Notes Linked to the Consumer Price Index

shutdown, there was no CPI data release for October 2025. The calculation agent has determined the CPI level for October 2025 to be 325.604 for purposes of determining interest due and payable on January 11, 2027 in its sole discretion, taking into account all available information that it considers relevant. The CPI level determined by the calculation agent in these circumstances may differ from the CPI level that would have been reported had publication occurred as scheduled, or from any CPI level that may be published subsequently. Any such determination by the calculation agent could adversely affect the return on and value of the notes.

JPMorgan Structured Investments —	PS- 4
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI from January 2015 to April 2026. Also provided below are the hypothetical Interest Rates for a hypothetical Interest Period ending in the calendar months from January 2017 to July 2026 that would have resulted from the year-over-year change in the historical levels of the CPI presented below plus the Spread, subject to the Minimum Interest Rate. We obtained the historical information included below from Bloomberg, without independent verification.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates for a hypothetical Interest Period set forth below are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be payable with regard to the Interest Periods over the term of the notes.

Historical Levels of CPI													Hypothetical Interest Rates
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
January	233.707	236.916	242.839	247.867	251.712	257.971	261.582	281.148	299.170	308.417	317.671	325.252	3.836%	4.241%	4.722%	3.964%	3.382%	8.422%	9.945%	5.441%	4.798%	5.349%*
February	234.722	237.111	243.603	248.991	252.776	258.678	263.014	283.716	300.840	310.326	319.082	326.785	3.893%	4.403%	4.377%	4.251%	3.375%	9.009%	9.310%	5.337%	4.949%	4.935%
March	236.119	238.132	243.801	249.554	254.202	258.115	264.877	287.504	301.836	312.332	319.799	330.213	4.275%	4.309%	4.110%	4.485%	3.562%	9.236%	8.654%	5.552%	5.088%	4.877%
April	236.599	239.261	244.524	250.546	255.548	256.389	267.054	289.109	303.363	313.548	320.795	333.020	4.700%	4.271%	3.751%	4.687%	3.600%	9.680%	8.610%	5.291%	5.200%	4.586%
May	237.805	240.229	244.733	251.588	256.092	256.394	269.195	292.296	304.127	314.069	321.465		4.938%	4.412%	3.720%	4.535%	3.876%	10.071%	8.236%	5.353%	5.022%	4.614%
June	238.638	241.018	244.955	251.989	256.143	257.797	271.696	296.311	305.109	314.175	322.561		4.581%	4.560%	4.063%	3.739%	4.820%	10.742%	7.185%	5.677%	4.591%	5.456%
July	238.654	240.628	244.786	252.006	256.571	259.101	273.003	296.276	305.691	314.540	323.048		4.400%	4.663%	4.196%	2.529%	6.360%	10.459%	7.130%	5.557%	4.511%	6.011%
August	238.316	240.849	245.519	252.146	256.558	259.918	273.567	296.171	307.026	314.796	323.976		4.075%	5.001%	3.990%	2.318%	7.193%	10.782%	6.248%	5.469%	4.555%
September	237.945	241.428	246.819	252.439	256.759	260.280	274.310	296.808	307.789	315.301	324.800		3.833%	5.072%	3.848%	2.846%	7.591%	11.260%	5.169%	5.171%	4.869%
October	237.838	241.729	246.663	252.885	257.346	260.388	276.589	298.012	307.671	315.664	325.604*		3.928%	5.150%	4.011%	3.186%	7.565%	10.725%	5.378%	5.095%	4.905%
November	237.336	241.353	246.669	252.038	257.208	260.229	277.948	297.711	307.051	315.493	324.122		4.139%	4.899%	3.950%	3.510%	7.451%	10.463%	5.865%	4.731%	5.116%
December	236.525	241.432	246.524	251.233	256.974	260.474	278.802	296.797	306.746	315.605	324.054		4.433%	4.477%	3.911%	3.571%	7.590%	10.402%	5.900%	4.641%	5.213%

*Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The CPI level for October 2025 (and correspondingly the hypothetical interest rate for January 2026) above reflects the CPI level for October 2025 as determined by the calculation agent in its sole discretion, taking into account all available information that it considers relevant. See “Selected Risk Considerations — Risks Relating to Conflicts of Interest” and “Selected Risk Considerations — Risks Relating to the CPI Rate — The CPI May Not Be Published by the BLS for a Given Month, in Which Case the CPI for That Month Will Be Determined by the Calculation Agent in Its Sole Discretion” above.

Hypothetical Example of Calculation of the CPI Rate

The following example illustrates how the CPI Rate is calculated for a particular Interest Period. The hypothetical CPI Rate in the following example is for illustrative purposes only and may not correspond to the actual CPI Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

On the Determination Date occurring in June 2026, the relevant CPI Rate is calculated based on the percent change in the CPI for the one-year period from April 2025 (320.795) to April 2026 (333.020) as follows:

CPI Rate = 333.020 – 320.795 = 3.811%

320.795

JPMorgan Structured Investments —	PS- 5
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance of the CPI Rate and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical CPI Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual CPI Rate or interest payment applicable to a purchaser of the notes.

Hypothetical CPI Rate		Spread		Hypothetical Interest Rate
9.00%	+	2.20%	=	11.20%
8.00%	+	2.20%	=	10.20%
7.00%	+	2.20%	=	9.20%
6.00%	+	2.20%	=	8.20%
5.00%	+	2.20%	=	7.20%
4.00%	+	2.20%	=	6.20%
3.00%	+	2.20%	=	5.20%
2.00%	+	2.20%	=	4.20%
1.50%	+	2.20%	=	3.70%
1.00%	+	2.20%	=	3.20%
0.50%	+	2.20%	=	2.70%
0.00%	+	2.20%	=	2.20%
-0.50%	+	2.20%	=	1.70%
-1.00%	+	2.20%	=	1.20%
-2.00%	+	2.20%	=	0.20%
-2.20%	+	2.20%	=	0.00%*
-3.00%	+	2.20%	=	0.00%*
-4.00%	+	2.20%	=	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

Hypothetical Examples of Interest Rate Calculation for an Interest Period

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring and assume that that the Day Count Fraction for the applicable Interest Period is equal to 30/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to a particular Interest Period, the CPI Rate is 1.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 3.20% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × (1.00% + 2.20%) × (30/360) = $2.6667

Example 2: With respect to a particular Interest Period, the CPI Rate is -3.00% on the applicable Determination Date. Because the CPI Rate of -3.00% plus 2.20% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate applicable to this Interest Period is 0.00% per annum and no interest is payable with respect to this Interest Period.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 6
Floating Rate Notes Linked to the Consumer Price Index

What Is the Consumer Price Index?

The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and displayed on Bloomberg screen CPURNSA or any successor source, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change over time in the prices paid by consumers for a representative basket of consumer goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, education and communication and other goods and services. The CPI measures inflation as experienced by consumers in their day-to-day living expenses. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Historical Information

The following graph sets forth the monthly historical performance of the year-over-year change in the CPI from January 2021 through April 2026.* We obtained the rates used to construct the graph below from Bloomberg, without independent verification. The rates displayed below do not reflect the Spread.

The year-over-year change in the CPI for the month of April 2026 (as compared to April 2025) was 3.80% based on Bloomberg page “CPI YOY.” The actual CPI Rate for any Determination Date will be determined in the manner described in “Key Terms — CPI Rate” in this pricing supplement and not by reference to the Bloomberg page “CPI YOY.”

The historical year-over-year change in CPI should not be taken as an indication of future results, and no assurance can be given as to the CPI Rate on any Determination Date. There can be no assurance that the performance of the CPI Rate will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

* Due to the 2025 federal government shutdown, there was no CPI data release for October 2025. The year-over-year change in CPI for the month of October 2025 (as compared to October 2024) shown in the graph above reflects the CPI level for October 2025 as determined by the calculation agent in its sole discretion, taking into account all available information that it considers relevant. See “Selected Risk Considerations — Risks Relating to Conflicts of Interest” and “Selected Risk Considerations — Risks Relating to the CPI Rate — The CPI May Not Be Published by the BLS for a Given Month, in Which Case the CPI for That Month Will Be Determined by the Calculation Agent in Its Sole Discretion” above.

JPMorgan Structured Investments —	PS- 7
Floating Rate Notes Linked to the Consumer Price Index

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;

•	a “regulated investment company” as defined in Code Section 851;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;

•	a dealer in securities;

•	a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

Based on current market conditions, you and we agree to treat the notes as “variable rate debt instruments” that provide for a single objective rate for U.S. federal income tax purposes. An objective rate is a variable rate based on objective financial or economic information. However, the IRS or a court may not respect the treatment of the notes as variable rate debt instruments, in which case the notes will be treated as “contingent payment debt instruments.” If the notes were treated as contingent payment debt instruments, (i) a U.S. Holder would be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note would be treated as ordinary income. The remainder of this discussion assumes that the notes are variable rate debt instruments.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

JPMorgan Structured Investments —	PS- 8
Floating Rate Notes Linked to the Consumer Price Index

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the notes that are sold, exchanged or retired. Your tax basis in the notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

If you are an individual Non-U.S. Holder, your notes will generally not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including acceleration or redemption at maturity) will generally be subject to information reporting unless you are an “exempt recipient.” You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

JPMorgan Structured Investments —	PS- 9
Floating Rate Notes Linked to the Consumer Price Index

FATCA

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain non-U.S. entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This regime applies to payments of interest or other “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes paid with respect to a note, and to payments of gross proceeds of a taxable disposition, including early redemption or repurchase, acceleration or redemption at maturity. However, under regulations proposed in 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) no withholding will apply to payments of gross proceeds (other than any amount treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Issuer will not pay any additional amounts with respect to any withholding tax.

YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x)(i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to JPMorgan Financial or JPMorgan Chase & Co., the indenture, the notes, the related guarantee (together with the indenture and the notes, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2026.

JPMorgan Structured Investments —	PS- 10
Floating Rate Notes Linked to the Consumer Price Index